Securities and Exchange Commission
Mail Stop 3720
CF/AD11
100 F St. NE
Washington, DC 20549-3561

September 18, 2006

Mr. Maurice Lévy
Chief Executive Officer and
Chairman of the Management Board
Publicis Groupe S.A.
133, Avenue Des Champs-Elysees
75008 Paris, France

   Re: Publicis Groupe S.A.
      Form 20-F for Fiscal Year Ended December 31, 2005
      Filed April 21, 2006
      File No. 1-14736

Dear Mr. Lévy:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F
Intangible Assets, page F-10

1.   We note in the third paragraph of page 4 that your clients may terminate client-agency contracts on relatively short notice, generally between three and six months. In light of this circumstance, please explain to us why you amortize your client relationships generally over periods ranging from 13 to 40 years. Please refer to all pertinent authoritative international accounting standards in your response.

9. Earnings per Share and Diluted Earnings per Share, F-24 – F-25

2.   We note the disclosure of headline earnings per share on page F-25 and the related disclosure at the top of page F-17. Please explain to us your basis for including this information in your IFRS financial statements.

12. Property and Equipment, Net page F-28

3.   With a view towards disclosure in future filings, please explain to us the nature of the reversals in accumulated depreciation recorded during 2005 and your basis for recording them under IFRS.

Note 21. Defined Benefit Pension Commitments and Post-employment Health Cover.

4.   The second and third tables on page F-35 appear to be incomplete. Tell us why information marked "n/a" is either unavailable or not applicable. Otherwise please revise.

34. Summary of Differences Between International Financial Reporting Standards and Generally Accepted Accounting Principles in the United States of America

1. OCEANEs 2008 and 2018, pages F-77 – F-78

5.   Please explain to us your consideration of the guidance in EITF 98-5 and EITF 00-27 when accounting for the OCEANE bonds under US GAAP.

7.1.1 Goodwill and Intangible Assets, page F-82

6.   Similar to the comment above, please explain to us your basis under US GAAP for amortizing client relationships over periods ranging from 7 to 40 years. Describe in your response the verifiable evidence that you have relied upon as support for your conclusion that the assigned useful life is the period over which

the assets are expected to contribute to the future cash flows of the Company. In addition, tell us if you separately identify each acquired client contract as an intangible asset or do you treat pools of acquired contracts as a single asset. If your policy is the latter, please explain it to us in detail and explain your basis for this policy under US GAAP.

Other

7.   With a view towards disclosure in future filings, explain to us your US GAAP accounting for the bonds convertible into IPG shares.

8.   It appears your accounting for restructurings under IFRS may differ from what is permitted under US GAAP. Please advise us and explain to us your compliance with the guidance in SFAS 146 in your US GAAP financial statements.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

    You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director